BB 2/20

04001619

STATES
HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 10 2004 WASH, D.C. 155 SECTION PROCESSING

SEC FILE NUMBER
8-53286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4-10-01 (inception) (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1809 NW Johnson
(No. and Street)

Portland (City) — Oregon (State) — 97209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William I. Meyer, CEO — (503) 222-9737 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name – *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800 (Address) — Portland, (City) — Oregon (State) — 97204 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William I. Meyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SG Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

OFFICIAL SEAL
NANCY ALLEN
NOTARY PUBLIC - OREGON
COMMISSION NO. 365428
MY COMMISSION EXPIRES FEB. 9, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of operations.
- [x] (d) Statement of Changes in cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SG Securities, Inc.
(A Development Stage Company)

Form X-17A-5 Part IIA
of the Focus Report of the
Securities and Exchange Commission

Year Ended December 31, 2003
and the Period from
April 10, 2001 (Inception) to December 31, 2003

SG SECURITIES, INC.

(A DEVELOPMENT STAGE COMPANY)

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2003 AND THE PERIOD FROM APRIL 10, 2001 (INCEPTION) TO DECEMBER 31, 2003

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
SG Securities, Inc.
(A Development Stage Company)
Portland, Oregon

We have audited the accompanying statement of financial condition of SG Securities, Inc. (a Development Stage Company) as of December 31, 2003, and the related statements of operations, changes in shareholder's equity, and cash flows for the year ended December 31, 2003 and for the period April 10, 2001 (inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SG Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year ended December 31, 2003 and for the period April 10, 2001 (inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Geffen, Mesher & Company, P.C.

January 23, 2004

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

SG SECURITIES, INC.

(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF FINANCIAL CONDITION

December 31, 2003

Assets		
Cash and cash equivalents	$	17,466
Miscellaneous receivable		405
Prepaid expenses		277
	$	18,148
Liabilities		
Accounts payable and accrued expenses	$	7,988
Shareholder's equity		
Common stock, no par; authorized 10,000 shares		900
Additional paid-in capital		47,999
Deficit accumulated during the development stage	(	38,739)
	$	18,148

SG SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003 AND THE PERIOD FROM APRIL 10, 2001 (INCEPTION) TO DECEMBER 31, 2003

	December 31, 2003	April 10, 2001 (inception) to December 31, 2003
Revenues		
Commissions	$ 68,494	$ 68,494
Interest income	12	59
	68,506	68,553
Costs and expenses		
Commissions	51,370	51,370
Bank charges	247	774
Insurance	1,228	1,811
Office supplies	234	460
Professional fees	24,172	41,708
Taxes and licenses	1,716	7,671
Travel and entertainment	2,500	3,498
Total expenses	81,467	107,292
Net loss	($ 12,961)	($ 38,739)

SG Securities, Inc.
(A Development Stage Company)
Statements of Changes in Shareholder's Equity

Year Ended December 31, 2003 and the Period from April 10, 2001 (Inception) to December 31, 2003

	Shares	Amount	Additional paid-in-capital	Deficit accumulated during the development stage	Total
Balance, April 10, 2001 (inception)	-0-	$ -0-	$ -0-	$ -0-	$ -0-
Shares issued	100	1,000			1,000
Redemption of common stock	(10)	(100)	99		(1)
Contributions of capital			31,900		31,900
Net loss				(25,778)	(25,778)
Balance, December 31, 2002	90	900	31,999	(25,778)	7,121
Contribution of capital			16,000		16,000
Net loss				(12,961)	(12,961)
Balance, December 31, 2003	90	$ 900	$ 47,999	($ 38,739)	$ 10,160

SG SECURITIES, INC.

(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003 AND THE PERIOD FROM APRIL 10, 2001 (INCEPTION) TO DECEMBER 31, 2003

	December 31, 2003	April 10, 2001 (inception) to December 31, 2003
Cash flows from operating activities		
Net loss	($ 12,961)	($ 38,739)
Change in operating assets and liabilities		
Miscellaneous receivable and prepaid expenses	(682)	(682)
Accounts payable and accrued expenses	7,988	7,988
Net cash used in operating activities	(5,655)	(31,433)
Cash flows from financing activities		
Proceeds from issuance of common stock		1,000
Redemption of common stock		(1)
Contributions of capital from shareholder	16,000	47,900
Net cash provided by financing activities	16,000	48,899
Net increase in cash and cash equivalents	10,345	17,466
Cash and cash equivalents at beginning of year	7,121	
Cash and cash equivalents at end of year	$ 17,466	$ 17,466

YEAR ENDED DECEMBER 31, 2003 AND THE PERIOD FROM APRIL 10, 2001 (INCEPTION) TO DECEMBER 31, 2003

1. Line of business and significant accounting policies

Line of business
The Company was formed to engage in selling variable life insurance or annuities, primarily to institutional accounts as well as high net worth individuals. Future operations is expected to also include the sale of mutual funds and private placements.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents
Cash equivalents are funds in a money market account and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Income taxes
The Company, with the consent of its shareholder, has elected to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on the Company's taxable income or loss. Therefore, no provision or liability for corporate income taxes has been included in these financial statements.

Development stage operations
The Company was incorporated on April 10, 2001. Operations have primarily been devoted to formation, registration as a broker-dealer, and administrative functions. The continuation of the Company's ability to meet its net capital needs is based on additional capital contributions, if necessary, being made by the shareholder.

2. Net capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-l. As a result, the minimum net capital required is the greater of $5,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2003, the Company has net capital and required net capital of $9,478 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of .84 to 1. Net capital and required net capital may fluctuate on a daily basis.

3. Related party transactions

The Company's shareholder is also the majority owner of Strategic Investment Advisors, Inc. In the ordinary course of business, the entities may purchase goods or services as a group. These transactions may periodically generate related party receivables and payables. The related party also provides certain costs, such as office space and administrative services, at no charge.

The Company has an agreement to pay its shareholder commissions for life insurance policies sold. For the year ended December 31, 2003 and for the period April 10, 2001 (inception) to December 31, 2003, the Company paid $51,370 to its shareholder in commissions.

December 31, 2003

Net capital		
Total shareholder's equity	$	10,160
Less nonallowable assets	(	682)
Net capital	$	9,478
Aggregate indebtedness		
Accounts payable and accrued expenses	$	7,988
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Excess net capital	$	4,478
Excess of net capital at 1,000%	$	8,679
Ratio of aggregate indebtedness to net capital		.84 to 1

Reconciliation with Company's computation

There was no material difference between these computations and the computations included in the Part IIA of the Company's Form X-17a-5 unaudited report as of December 31, 2003.

DECEMBER 31, 2003

Exemptive provisions
The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
SG Securities, Inc.
(A Development Stage Company)
Portland, Oregon

In planning and performing our audit of the financial statements of SG Securities, Inc., (a Development Stage Company) for the year ended December 31, 2003 and the period April 10, 2001 (inception) to December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons.

Recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of SG Securities, Inc. (a Development Stage Company) to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Geffen, Mesher & Company, P.C.

January 23, 2004